

Mail Stop 3561

April 20, 2010

Mr. Stanley Weiner
Chief Executive Officer
STW Resources Holding Corp.
619 West Texas Avenue, Suite 126
Midland, Texas  79701

> **Re:    STW Resources Holding Corp.**
> **Form 8-K/A, Filed April 1, 2010**
> **Commission File No. 0-52654**

Dear Mr. Weiner:

　　We have reviewed your response and amendment filed April 1, 2010 in response to our comment letter dated March 25, 2010 and have the following additional comments. Where indicated, we think you should revise your documents in response to these comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please provide a written response to our comments.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Changes In and Disagreements With Accountants

1.  We note you filed an Item 4.01 Form 8-K reporting the change in your independent accountant.  As previously requested in comment two in our letter dated March 25, 2010, please revise your Form 8-K/A filed in connection with the reverse recapitalization to provide the disclosures required by Item 3-04 of Regulation S-K, as those disclosures are required by Item 14 of Form 10.  Please note that Item 2.01(f) of Form 8-K requires you to provide the same information that would be provided if STW Resources had filed a Form 10.

Financial Statements of STW Resources, Inc. for the Fiscal Year Ended December 31, 2009

Statements of Operations, page 3

2. Please revise to present loss per common share.  Please refer to FASB ASC 260-10-15-2.

As appropriate, please amend your filings and respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a cover letter that keys your responses to our comments and provides any requested information.  Detailed response letters greatly facilitate our review.  Please submit your response letter on EDGAR.  Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Sondra Snyder at (202) 551-3332 or me at (202) 551-3737 if you have questions regarding the comments or any other matters.

Sincerely,

Jennifer Thompson
Branch Chief